

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2011

Via Email
Edward J. Lipkus III
Executive Vice President and Chief Financial Officer
First National Community Bancorp, Inc.
102 E. Drinker St.
Dunmore, PA 18512

  Re: First National Community Bancorp, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2009
    Filed March 16, 2010
    File No. 000-53869

Dear Mr. Lipkus:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ John P. Nolan

      John P. Nolan
      Senior Assistant Chief Accountant